UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 2)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

As previously disclosed on a Form 6-K by Brenmiller Energy Ltd., or the Company, on July 25, 2025 the Company entered into a securities purchase agreement, or the SPA, with Alpha Capital Anstalt, or Alpha, pursuant to which the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

On September 25, 2025, the Company received the required shareholder approval at its Annual and Special General Meeting of Shareholders to, among other things, amend and restate its Articles of Association to, among other things, create a class of preferred shares. Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, as amended on September 25, 2025.

On September 29, 2025, the Company issued 3,800 preferred shares with a stated value of $1,000 per share, or the Preferred Shares, to Alpha for consideration of $3.8 million, or the Equity Closing. Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company also issued 1,660,839 accompanying ordinary warrants, with an exercise price of $2.40 per share, or the Ordinary Warrants, equal to 100% of the ordinary shares underlying the Preferred Shares, which are exercisable upon issuance and will expire five years from the initial exercise date.

The net proceeds from the Equity Closing will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the ordinary shares underlying the Preferred Shares and Ordinary Warrants.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377, and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Brenmiller Energy Ltd., as amended on September 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: September 29, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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